SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)
☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2008

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 000-24566-01

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MB Financial, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office :

MB Financial, Inc. 800 West Madison Street Chicago, Illinois 60607

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

Required Information

The MB Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of McGladrey & Pullen LLP.

2

MB Financial, Inc.
401(k) Profit Sharing Plan

Financial Report
December 31, 2008

Report of Independent Registered
   Public Accounting Firm

To the Plan Administrator
MB Financial, Inc.
401(k) Profit Sharing Plan
Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of MB Financial, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the plan management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the MB Financial, Inc. 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan's management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/McGladrey & Pullen, LLP

Deerfield, Illinois
June 29, 2009

MB Financial, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

Assets
Investments at fair value:
Shares of registered investment companies	$46,768,135	$64,303,479
Common collective trust	12,001,802	11,978,593
Common stock of MB Financial, Inc.	8,291,530	9,763,845
Participant loans	1,221,014	1,342,646
	68,282,481	87,388,563
Receivables:
Employer contributions	3,906,766	3,742,872
Participant contributions	2,463	-
Total assets	72,191,710	91,131,435

Liabilities, excess contributions	-	127

Net assets available for benefits at fair value	72,191,710	91,131,308

Adjustment from fair value to contract value for interest in common
collective fund relating to fully benefit-responsive investment contracts (Note 2)	156,903	110,563

Net assets available for benefits	$72,348,613	$91,241,871

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Investment income:
Net depreciation in fair value of investments and loans	$(21,930,098)
Interest and dividends	2,882,552
(19,047,546)
Contributions:
Participants	4,278,793
Employer	3,750,811
Rollovers	734,976
Other additions	24,916
8,789,496

Total depreciation of investments, less additions	(10,258,050)

Deductions:
Benefits paid	10,252,688
Administrative expenses	30,441
Other deductions	596
Total deductions	10,283,725

Net decrease prior to transfers in	(20,541,775)

Transfers in	1,648,517

Net decrease after transfers in	(18,893,258)

Net assets available for benefits:
Beginning of year	91,241,871

End of year	$72,348,613

See Notes to Financial Statements.

MB Financial, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements

Note 1.	Plan Description

The following description of the MB Financial, Inc. 401(k) Profit Sharing Plan (the "Plan"), provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan covering all full-time and part-time employees of MB Financial, Inc. (the "Company").  Employees are eligible upon completion of three months of service and enter the Plan effective as of the first day of the month following meeting eligibility.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 5, 2007, effective January 1, 2008, the Plan was amended and qualifies as a Safe Harbor Plan.  The employer matching contribution was amended to include a two year vesting requirement (previously had no vesting requirement).  The Plan was also amended to include a Roth 401(k) feature and eliminates certain forms of benefit payments.

Participant accounts:

Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of (a) Plan earnings, and (b) the Company's profit sharing contributions, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Contributions:

The Company contributes to the Plan from current or accumulated profits.  In 2008, the Company contributed on behalf of each participant a matching contribution equal to 100% of each participant's deferral contribution up to the first 1% of the participant's compensation and 50% of each participant's deferral contribution for the next 5% of the participant's compensation along with a profit sharing contribution of approximately 3% of total compensation in 2008.  Matching contributions are required by the plan, while profit sharing contributions are discretionary.  Each participant may make tax deferred contributions up to 75% of his or her compensation, as defined in the Plan.  Participants may also make post-tax contributions as allowed by the Plan.  Participants may make rollover contributions to the Plan from prior employer plans.  Contributions are subject to certain limitations.

Vesting:

Participants are immediately vested in their contributions and Company matching contributions made prior to 2008 plus actual earnings thereon.  Vesting in the Company matching contributions made in 2008 or later plus actual earnings theron, if any, occurs after 2 years of credited service.  Vesting in the Company’s profit sharing contribution portion of their accounts plus actual earnings thereon, if any, is based on years of service, as defined.  A participant is 100% vested after 6 years of credited service.

Investment options:

Upon enrollment in the Plan, participants may direct their contributions, the Company's matching contributions, and the Company's profit sharing contributions in a variety of investment options as more fully described in the Plan's literature.  Participants may change their investment options at any time.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

 Note 1.               Plan Description (continued)

Participant loans:

Participants may borrow from their accounts, generally up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances.  Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant's account.  The interest rate is the Prime Rate as received by Vanguard from Reuters plus 1%.  Prior to December 11, 2007, the loan interest rates were commensurate with local prevailing rates as determined quarterly by the Plan Administrator.  The procedure for determining the loan interest rate is subject to change at the discretion of the Plan Administrator.  Current interest rates on outstanding loans range from 4.0% to 10.0%.  Principal and interest payments are required to be paid not less than quarterly.

Payment of benefits:

Upon retirement, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments.  Upon termination, a participant may elect to receive a lump-sum amount or direct rollover into another plan equal to the vested value of his or her account or a split distribution between these two options.  Additionally, the Plan allows for hardship withdrawals under specific situations outlined in the Plan document.  In the case of a qualifying hardship withdrawal, the Administrator, at the election of the Participant, shall direct the trustee to distribute to any participant in any one plan year up to the lesser of 100% of the vested balance of any account of the participant, or the amount necessary to satisfy the immediate and heavy financial need of the participant or a beneficiary of the participant.

Benefits are recorded when paid.

Forfeitures:

At each anniversary date, defined as December 31, any forfeitures since the prior anniversary date shall be made available to reinstate previously forfeited account balances for former participants.  The remaining forfeitures, if any, shall be used to reduce the contribution of the Company in the year in which such forfeitures occur.  For the year ended December 31, 2008, Company contributions were reduced by approximately $610,000 from forfeited non-vested accounts.

Trustee and Recordkeeper:

Effective December 11, 2007, the Plan changed its custodian and recordkeeper from MFS to Vanguard. The Plan also changed investment options to accounts offered by Vanguard.   Vanguard also acts as trustee.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 2.	Significant Accounting Policies

Basis of accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment valuation and income recognition:

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans  (the FSP), investment contracts held by a defined-contribution plan are to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a collective trust.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 2.                Significant Accounting Policies (continued)

The Plan's investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 6 for discussion of fair value measurement.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net depreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and those changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 3.	Investments

The following represents the Plan's investments at December 31, 2008 and 2007.  Investments representing 5% or more of the Plan's net assets are separately stated.

	2008	2007

Shares of registered investment companies:
American Funds Growth Fund of America; R-4 Class	$3,832,454	$6,162,511
PIMCO Funds: Total Return Fund	8,212,278	6,618,359
Vanguard Windsor II Fund Investor Shares	6,752,538	13,075,677
Other	27,970,865	38,446,932

Common stock:
MB Financial, Inc.	8,291,530	9,763,845
Common/collective trust:
MFS Stable Asset Fund	-	11,571,646
Vanguard Retirement Savings Trust VIII	12,001,802	-
Other	-	406,947
Participant loans	1,221,014	1,342,646
	$68,282,481	$87,388,563

The Plan's investments, including investments bought, sold, and held during the year ended December 31, 2008, appreciated (depreciated) in value as follows:

Shares of registered investment companies	$(21,180,979)
Participant loans	106,948
Common stock	(856,067)
$(21,930,098)

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 4.	Related Party Transactions

The Company provides certain administrative services to the Plan and is not reimbursed.  Certain other administrative expenses are paid by the Company.  These expenses are not material to the financial statements.

The Plan held 296,656 shares of MB Financial, Inc. common stock with a cost of $7,650,473 and a fair value of $8,291,530 at December 31, 2008.  The Plan purchased approximately 39,887 shares of MB Financial, Inc. common stock at a cost of $1,111,994 and sold approximately 59,930 shares for $1,252,353 during the year ended December 31, 2008.  The Plan held 316,699 shares of MB Financial, Inc. common stock with a cost of $8,228,176 and a fair value of $9,763,845 at December 31, 2007.

The Plan invests in certain registered investment companies and a common/collective trust managed by Vanguard.  Vanguard is the trustee and custodian of the Plan's assets and therefore these transactions qualify as party-in-interest transactions.

Note 5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their accounts.

Note 6.	Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) 157, “Fair Value Measurements” (“SFAS 157”), which is effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. Specifically, SFAS 157:

•
defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;

•	establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	eliminates large position discounts for financial instruments quoted in active markets; and

•	expands disclosures about instruments measured at fair value.

SFAS 157 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset and liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

Shares of registered investment companies:  Valued at the net asset value (‘NAV’) of shares held by the Plan at year end.

Common/Collective Trust Funds: Valued based on information reported by the investment advisor using the financial statements of the common/collective trust at year end.

MB Financial, Inc. common stock:  Valued at the closing price reported on the NASDAQ stock exchange.

Participant loans:  Valued at fair value, based on discounted cash flow analysis using current interest rates at December 31, 2008.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Futhermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008.

	As of December 31, 2008
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value

Shares of registered investment companies	$46,768,135	$–	$–	$46,768,135
Collective investment trust	–	12,001,802	–	12,001,802
MB Financial, Inc. common stock	8,291,530	–	–	8,291,530
Participant loans	–	–	1,221,014	1,221,014
Total	$55,059,665	$12,001,802	$1,221,014	$68,282,481

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

	As of December 31, 2008
	Beginning Fair Value	Realized Gains and Losses	Unrealized Gains and Losses	Sales, Issuances, Maturities, Settlements, Calls, Net	Transfers In or Out of Level 3, Net	Ending Fair Value

Participant loans	$1,342,646	$–	$106,948	$(228,580)	$–	$1,221,014

MB Financial, Inc.
401(k) Profit Sharing Plan

Notes to Financial Statements

Note 7.	Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 11, 2008, that the Plan is qualified and the trust established under the Plan is exempt under the appropriate sections of the Internal Revenue Code ("IRC").  The Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.  The plan has been amended subsequent to the most recent amendment indicated in the determination letter.

Note 8.	Reconciliation of Differences Between these Financial Statements and the Financial Information Required on Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500:

	2008	2007
Net assets available for benefits per
the financial statements	$72,348,613	$91,241,871
Fair value of fully benefit-responsive contracts	(156,903)	(110,563)
Plus: Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	156,903	110,563
Excess contributions	-	127
Net assets available for benefits per the Form 5500	$72,348,613	$91,241,998

Changes in net assets available for benefits
per the financial statements	$(20,541,775)
Excess contributions	(127)
Changes in net assets available for benefits
per the Form 5500	$(20,541,902)

Note 9.	Plan Merger

In December 2008, the plan assets of Cedar Hill Associates, Inc. 401(k) Plan and Trust were merged into the Plan.  Net assets of approximately $1.5 million were transferred to the Plan on December 30, 2008 and employees became eligible to actively participate in the Plan as of January 1, 2009.  In June 2009, the 2008 profit sharing contribution of $156,000 was paid to the Plan.

MB Financial, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i - Assets (Held at End of Year)
December 31, 2008
EIN 36-4460265, PN 001
		(c) Description of investment
	(b) Identity of issue,	including maturity date,
	borrower, lessor	rate of interest, collateral,	(d)	(e) Current
(a)	or similar party	par or maturity value	Cost	Value

	American Funds Growth Fund of America; R-4 Class	Registered Investment Company	N/A	$3,832,454
	Davis New York Venture Fund, Inc. - Class A Shares	Registered Investment Company	N/A	$1,182,087
	Lord Abbett Small-Cap Blend Fund - Y Shares	Registered Investment Company	N/A	$957,764
	PIMCO Funds: Total Return Fund	Registered Investment Company	N/A	$8,212,278
	Third Avenue Trust: Third Avenue Value Fund	Registered Investment Company	N/A	$483,723
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	N/A	$2,563,086
*	Vanguard International Growth Fund	Registered Investment Company	N/A	$2,670,201
*	Vanguard Mid-Cap Index Fund	Registered Investment Company	N/A	$1,310,961
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	N/A	$1,081,561
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	N/A	$2,722,903
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	N/A	$1,985,762
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	N/A	$2,332,851
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	N/A	$3,053,370
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	N/A	$2,475,834
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	N/A	$1,876,135
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	N/A	$988,373
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	N/A	$1,057,965
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	N/A	$387,791
*	Vanguard Target Retirement Income	Registered Investment Company	N/A	$840,498
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	N/A	$6,752,538
*	Vanguard – Retirement Savings Trust VIII	Common/Collective Trust	N/A	$12,001,802
*	MB Financial, Inc. Stock	Common Stock	N/A	$8,291,530
*	Participant Loans	Interest Rates Range from	N/A	$1,221,014
		4.0% to 10.0% Maturing
		through 7/16/2022

				$68,282,481

* Party-in-interest – refer to Note 4.

N/A – Investments are participant directed; therefore, cost is not applicable.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MB FINANCIAL, INC. 401(k) PROFIT SHARING PLAN

		By:	MB Financial Bank, N.A.

Date:	June 29 , 2009		/s/ Jill E. York
Jill E. York Executive Vice President and Chief Financial Officer